UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 24, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                      Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 24, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                            Date: February 24, 2011
11-07-TR

Teck Announces Odd Lot Selling Program

Vancouver, BC– Teck Resources Limited (“Teck”) (TSX: TCK.A, TCK.B, NYSE: TCK) announced today an odd lot selling program ("the Program") which enables registered and beneficial shareholders who own 99 or fewer Class A Common Shares and/or Class B Subordinate Voting Shares ("Shares") of Teck as of February 23, 2011, to sell their Shares without incurring any brokerage commission.

The voluntary Program begins on February 24, 2011 and will expire at 5 pm E.T. on April 6, 2011, unless extended, and is designed to assist eligible shareholders in selling their Shares in a convenient and inexpensive manner. Both registered holders and beneficial holders of Shares held in nominee form are eligible to participate. The program allows eligible shareholders the opportunity to sell all, but not less than all, of their Class A Common Shares and/or Class B Subordinate Voting Shares, as applicable, or to continue to maintain their current holdings.  Participating shareholders will not incur any brokerage commissions if they elect to dispose of their Shares.  Information about the Program and participation documents will be forwarded to eligible shareholders.

Certificate(s) representing the odd lot Shares accompanied by duly completed and executed Letters of Transmittal will not be accepted by Laurel Hill Advisory Group after 5 pm E.T. on April 6, 2011, unless the Program is extended. All Class A Common Shares and Class B Subordinate Voting Shares will be sold on the TSX.  For the convenience of shareholders resident in the United States, Shares will be sold on the TSX and the proceeds will be converted into U.S. funds at the prevailing conversion rate at the time of sale.

Teck is pleased to make this voluntary Program available to its shareholders.  However, Teck makes no recommendation as to whether or not an eligible shareholder should participate in the Program.  The decision to participate should be based upon a shareholder’s particular financial and tax circumstances.  Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

Teck has retained Laurel Hill Advisory Group to manage the Program and to handle share transactions and payment. Questions regarding the Program should be directed to Laurel Hill at toll free 1-866-892-5387 (English), 1-877-304-0211 (français), or 416-304-0211 (collect).

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

For further information, please contact:
Karen L. Dunfee
(604) 699-4060